                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 1d-2(b)
                              (AMENDMENT NO. ___)(1)

                                  FTD.COM INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $ .01 PAR VALUE
                         (Title of Class of Securities)

                                   30265F 10 3
                                 --------------
                                 (CUSIP Number)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

         / /  RULE 13d-1(b)
         / /  RULE 13d-1(c)

         /X/  RULE 13d-1(d)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

CUSIP NO.  30265F 10 3               13G               PAGE   2    OF  11  PAGES

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Florists' Transworld Delivery, Inc. ("FTDI")
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)  / /
           (b)  / /
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Michigan
--------------------------------------------------------------------------------
                                5         SOLE VOTING POWER

                NUMBER                    40,395,000 shares of Class B  common
                                          stock, par value $.01 per share
              OF SHARES                   ("Class B common stock"), convertible
                                          at any time on a one-for-one basis
             BENEFICIALLY                 into shares of Class A common stock.
                              --------------------------------------------------
               OWNED BY         6         SHARED VOTING POWER

                EACH                      -0-
                              --------------------------------------------------
             REPORTING          7         SOLE DISPOSITIVE POWER

           PERSON WITH                    40,395,000 share of Class B common
                                          stock convertible at any time on a
                                          one-for-one basis into shares of
                                          Class A common stock.
                              --------------------------------------------------
                                8         SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           40,395,000 shares of Class B common stock convertible at any time on a one-for-one basis into shares of Class A common stock.
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           / /
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           83%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  30265F 10 3               13G               PAGE   3    OF  11  PAGES

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           IOS BRANDS CORPORATION
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)  / /
           (b)  / /
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                5         SOLE VOTING POWER

                NUMBER                    -0-
                              --------------------------------------------------
              OF SHARES         6         SHARED VOTING POWER

             BENEFICIALLY                 40,395,000 shares of Class B common
                                          stock convertible at any time on a
               OWNED BY                   one-for-one basis into shares of
                                          Class A common stock.
                EACH
                              --------------------------------------------------
             REPORTING          7         SOLE DISPOSITIVE POWER

           PERSON WITH                    -0-
                              --------------------------------------------------
                                8         SHARED DISPOSITIVE POWER

                                          40,395,000 shares of Class B common
                                          stock convertible at any time on a
                                          one-for-one basis into shares of
                                          Class A common stock.
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           40,395,000 shares of Class B common stock convertible at any time on a one-for-one basis into shares of Class A common stock.
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           / /
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           83%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  30265F 10 3               13G               PAGE   4    OF  11  PAGES

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Perry Acquisition Partners, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)  / /
           (b)  / /
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                5         SOLE VOTING POWER

                NUMBER                    -0-
                              --------------------------------------------------
              OF SHARES         6         SHARED VOTING POWER

             BENEFICIALLY                 40,395,000 shares of Class B common
                                          stock convertible at any time on a
               OWNED BY                   one-for-one basis into shares of
                                          Class A common stock.
                EACH
                              --------------------------------------------------
             REPORTING          7         SOLE DISPOSITIVE POWER

           PERSON WITH                    -0-
                              --------------------------------------------------
                                8         SHARED DISPOSITIVE POWER

                                          40,395,000 shares of Class B common
                                          stock convertible at any time on a
                                          one-for-one basis into shares of
                                          Class A common stock.
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           40,395,000 shares of Class B common stock convertible at any time on a one-for-one basis into shares of Class A common stock.
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           / /
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           83%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  30265F 10 3               13G               PAGE   5    OF  11  PAGES

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Perry Investors, LLC
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)  / /
           (b)  / /
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------------------------------------
                                5         SOLE VOTING POWER

                NUMBER                    -0-
                              --------------------------------------------------
              OF SHARES         6         SHARED VOTING POWER

             BENEFICIALLY                 40,395,000 shares of Class B common
                                          stock convertible at any time on a
               OWNED BY                   one-for-one basis into shares of
                                          Class A common stock.
                EACH
                              --------------------------------------------------
             REPORTING          7         SOLE DISPOSITIVE POWER

           PERSON WITH                    -0-
                              --------------------------------------------------
                                8         SHARED DISPOSITIVE POWER

                                          40,395,000 shares of Class B common
                                          stock convertible at any time on a
                                          one-for-one basis into shares of
                                          Class A common stock.
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           40,395,000 shares of Class B common stock convertible at any time on a one-for-one basis into shares of Class A common stock.
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           / /
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           83%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  30265F 10 3               13G               PAGE   6    OF  11  PAGES

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Richard C. Perry
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)  / /
           (b)  / /
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States Citizen
--------------------------------------------------------------------------------
                                5         SOLE VOTING POWER

                NUMBER                    -0-
                              --------------------------------------------------
              OF SHARES         6         SHARED VOTING POWER

             BENEFICIALLY                 40,395,000 shares of Class B common
                                          stock convertible at any time on a
               OWNED BY                   one-for-one basis into shares of
                                          Class A common stock.
                EACH
                              --------------------------------------------------
             REPORTING          7         SOLE DISPOSITIVE POWER

           PERSON WITH                    -0-
                              --------------------------------------------------
                                8         SHARED DISPOSITIVE POWER

                                          40,395,000 shares of Class B common
                                          stock convertible at any time on a
                                          one-for-one basis into shares of
                                          Class A common stock.
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           40,395,000 shares of Class B common stock convertible at any time on a one-for-one basis into shares of Class A common stock.
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           / /
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           83%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  30265F 10 3               13G               PAGE   7    OF  11  PAGES

ITEM 1(a).        NAME OF ISSUER:

                  FTD.COM INC.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3113 Woodcreek Drive
                  Downers Grove, IL 60515

ITEM 2(a)         NAME OF PERSONS FILING:

                  Florists' Transworld Delivery, Inc.
                  IOS BRANDS CORPORATION
                  Perry Acquisition Partners, L.P.
                  Perry Investments, LLC
                  Richard C. Perry

                  In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, the Reporting Persons have executed a Joint Filing Agreement annexed hereto as Exhibit A.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  FTDI and IOS BRANDS CORPORATION:

                  3113 Woodcreek Drive
                  Downers Grove, IL 60515

                  Perry Acquisition Partners, L.P., Perry Investors, LLC and Richard C. Perry:

                  599 Lexington Avenue
                  New York, NY 10022

ITEM 2(c)         CITIZENSHIP:

                  FTDI is a corporation organized under the laws of the state of Michigan; IOS BRANDS CORPORATION is a corporation organized under the laws of the state of Delaware; Richard C. Perry is a United States citizen; Perry Acquisition Partners, L.P. is a limited partnership organized under the laws of the state of Delaware; and Perry Investments, LLC is a limited liability company organized under the laws of the state of Delaware.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock, $.01 par value

ITEM 2(e)         CUSIP NUMBER:

                  30265F 10 3

CUSIP NO.  30265F 10 3               13G               PAGE   8    OF  11  PAGES

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP.

                  (a) AMOUNT BENEFICIALLY OWNED:

                  As of August 14, 2000, FTDI was the holder of 40,395,000 shares of Class B common stock convertible at any time on a one-for-one basis into shares of Class A common stock. FTDI is a wholly owned subsidiary of IOS BRANDS CORPORATION and, as a result, IOS BRANDS CORPORATION may be deemed to have beneficial ownership of the shares of Class B common stock held of record by FTDI. As of August 14, 2000, Perry Acquisition Partners, L.P. owned 7,458,862 shares, or 60.2% of the voting power, of FTDI's parent corporation, IOS BRANDS CORPORATION, and, as a result, may be deemed to have beneficial ownership of the shares of Class B common stock held of record by Florists' Transworld Delivery, Inc. Perry Investors, LLC is the sole general partner of Perry Acquisition Partners, L.P. and, as a result, may be deemed to have beneficial ownership of the shares of Class B common stock held of record by FTDI. Richard C. Perry is the managing member of Perry Investors, LLC and, as a result, may be deemed to have beneficial ownership of the shares of Class B common stock held of record by FTDI. Each of IOS BRANDS CORPORATION, Perry Acquisition Partners, L.P., Perry Investors, LLC and Richard C. Perry disclaims beneficial ownership of the shares of Class B common stock held of record by FTDI, except to the extent of its or his respective interest in FTDI.

                  (b) PERCENT OF CLASS:

                  For each of FTDI, IOS BRANDS CORPORATION, Perry Acquisition Partners, L.P., Perry Investors, LLC and Richard C. Perry, 83%, based on the number of shares outstanding as of August 14, 2000.

                  (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                  FTDI had sole power to vote or to direct the vote of the 40,395,000 shares of Class B common stock held of record by it on August 14, 2000. Holders of Class B common stock are entitled to ten votes per share, as compared to holders of Class A common stock who are entitled to one vote per share.

                  (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                  For the reasons identified in Item 4(a) of this Schedule, IOS BRANDS CORPORATION, Perry Acquisition Partners, L.P., Perry Investors, LLC and Richard C. Perry may be deemed to share voting power with respect to the 40,395,000 shares of Class B common stock held of record by FTDI on August 14, 2000.

                  (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

CUSIP NO.  30265F 10 3               13G               PAGE   9    OF  11  PAGES

                  FTDI had sole dispositive power with respect to the 40,395,000 shares of Class B common stock held of record by it on August 14, 2000.

                  (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                  For the reasons identified in Item 4(a) of this Schedule, IOS BRANDS CORPORATION, Perry Acquisition Partners, L.P., Perry Investors, LLC and Richard C. Perry may be deemed to share dispositive power with respect to the 40,395,000 shares of Class B common stock held of record by FTDI on August 14, 2000.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATIONS.

                  Not applicable.

CUSIP NO.  30265F 10 3               13G              PAGE   10    OF  11  PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          August 14, 2000
----------------------------------
            (Date)

                                    FLORISTS' TRANSWORLD DELIVERY, INC.

                                    /s/ Robert L. Norton
                                    ------------------------------------
                                    By: Robert L. Norton, its President
                                        and Chief Executive Officer

                                    IOS BRANDS CORPORATION

                                    /s/ Robert L. Norton
                                    ------------------------------------
                                    By: Robert L. Norton, its President

                                    PERRY ACQUISITION PARTNERS, L.P.

                                    By:   Perry Investors, LLC, its sole general
                                          partner

                                    /s/ Richard C. Perry
                                    ------------------------------------
                                    By:  Richard C. Perry, its Managing Member


                                    PERRY INVESTORS, LLC

                                    /s/ Richard C. Perry
                                    ------------------------------------
                                    By:  Richard C. Perry, its Managing Member


                                    /s/ Richard C. Perry
                                    ------------------------------------
                                    Richard C. Perry

CUSIP NO.  30265F 10 3               13G              PAGE   11    OF  11  PAGES

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A common stock, par value $0.01 per share, of FTD.COM INC., and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

DATED: August 14, 2000

                                    FLORISTS' TRANSWORLD DELIVERY, INC.

                                    /s/ Robert L. Norton
                                    ------------------------------------
                                    By: Robert L. Norton, its President
                                        and Chief Executive Officer

                                    IOS BRANDS CORPORATION

                                    /s/ Robert L. Norton
                                    ------------------------------------
                                    By: Robert L. Norton, its President

                                    PERRY ACQUISITION PARTNERS, L.P.

                                    By:   Perry Investors, LLC, its sole general
                                          partner

                                    /s/ Richard C. Perry
                                    ------------------------------------
                                    By:  Richard C. Perry, its Managing Member


                                    PERRY INVESTORS, LLC

                                    /s/ Richard C. Perry
                                    ------------------------------------
                                    By:  Richard C. Perry, its Managing Member


                                    /s/ Richard C. Perry
                                    ------------------------------------
                                    Richard C. Perry